Exhibit 2.3

REPORT ON THE CHANGKENG

GOLD PROPERTY: GUANGDONG PROVINCE, CHINA.

Lat: 23 °0 ’55”

Long: 112° 48’ 47 ”

FOR

MINCO MINING AND METALS CORPORTION,

1980 – 1055 West Hastings Street,

Vancouver, British Columbia. Canada.

By:

Lyle Morgenthaler B.ASc. P.Eng.	Ruijin Jiang MSc. Geology

May 27, 2004.

CHANGKENG GOLD PROPERTY

TABLE OF CONTENTS

1.0 SUMMARY……………………………………………………………. 1

2.0 INTRODUCTION AND TERMS OF REFERENCE………………… 1

3.0 DISCLAIMER………………………………………………………… 1

4.0 PROPERTY DESCRIPTION AND LOCATION. ……………………… 2

5.0 ACCESSIBLILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY………………………. 4

6.0 HISTORY……………………………………………………………. 5

7.0 GEOLOGICAL SETTING…………………………………………. 6

8.0 DEPOSIT TYPES…………………………………………………… 14

9.0 MINERALIZATION……………………………………………….. 17

10.0 EXPLORATION……………………………………………………. 18

11.0 DRILLING…………………………………………………………... 22

12.0 SAMPLING METHOD AND APPROACH. ……………………… 23

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY………... 23

14.0 DATA VERIFICATION……………………………………………. 23

15.0 ADJACENT PROPERTIES……………………………………….. 24

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING… 24

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES. 24

18.0 INTERPRETATION AND CONCLUSIONS………………………. 31

19.0 RECOMMENDATIONS…………………………………………… 32

20.0 REFERENCES……………………………………………………… 33

21.0 CERTIFICATE OF AUTHORS……………………………………. 34

22.0 APPENDIX Sections,Plans General Geological Legend………………. 36

List of Tables

Table 5 – Gold Mineral Resources for Changkeng property 26

Table 7 Significant composites used in resource estimation ……………..30

List of Figures

Figure 1- Location Map of Changkeng 3

Figure 2 – Property Boundary…………………………………………...4

Figure 3. Tectonic location of Changkeng-Fuwan deposit………………..7

Figure 8. Cross section 4, Changkeng deposit………………………………..14

1. SUMMARY

The Changkeng Gold Property(the Property) is located in the Guangdong Province in southern China beside the Xiang River. The Changkeng gold deposit is confined in a synform fault zone between Lower Carboniferous limestone and Upper Triassic Clastic units. Two zones of gold mineralization, Zone 1 and Zone 2, were delineated  between exploration lines 15 and 16 at surface (Figure 5). Both zones are trending NE and dip to SE at 30° to 50° at upper portion and 15° to 30° at lower portion of the fault. The two zones merged along both dip directions at depth and strike direction to the Northeast. Gold veins occur as lenticular bodies in the brecciated Triassic clastics at the upper portion of the synform zone. Gold zone tends to pinch out towards the hinge of the syncline.  The net remaining resources are estimated by 757 Geological Exploration Team as 3.43 Million tonnes at 7.93 grams per tonne gold, or  27,000,000 grams contained gold.  The resource is classed as inferred under the CIM Classification system. There is a silver component to the deposits which is identified by a regional resource estimation created by the Chinese government 757 Geological Exploration Team which covers a portion of the Changkeng property. Quality and quantity of silver on the property is not readily available from within the regional calculation (see recommendations). A Joint venture between Minco Mining and Metals Corporation (MINCO) and Guangdong geological exploration and mineral development company, a subsidiary of Guangdong geological exploration bureau and two other parties, will own the property. Minco is also involved in a joint venture with Guangdong geological exploration and mineral development company, a subsidiary of Guangdong geological exploration bureau on the Fuwan property which is on the south boundary of the Changkeng property .

2. INTRODUCTION AND TERMS OF REFERENCE

The report has been commissioned by the management of Minco. It documents a review of regional and property geology and historic work on the property, and outlines all significant changes in the geological database. The report is based on a review of available government documents and data compilation of private corporate reports and documents as well as publicly available geological and scientific papers in China.

The report is also based on the co-author R. Jiang’s personal knowledge of the property obtained during his site visits in September and November of 2003. January 15, 17, 2004, both authors, visited the site for a brief check of locations of drilling, and related technical considerations.

3. DISCLAIMER

The authors have reviewed the available technical data, and examined much of the publicly available data. It is the authors belief that all of these reports have been constructed by skilled Chinese professionals and represent an important asset to the property. The current document contains summary information relevant to exploration performed in the past, but does not contain primary technical drawings or independent quality control or the assumptions inherent to these calculations, specifically assay quality control, repeatability of assay data, specific gravity calculations, geotechnical data or any related technical data.

Most of the primary technical data remained under the control of the Chinese technical agencies at the time of the site visit and the data was available to be viewed within a secure room. No original documentation was allowed to be released at that time. The data is still in the ownership of the Chinese Government. The authors have viewed part of the data in the form of sections and plans, Figures shown in the report are public data and are representative of the quantity and quality of work performed in the past. Core storage was inspected, however there was neither time nor the equipment available at the time of visit to gather a proper representative set of samples for comparison. Sampling without proper equipment would have given biased results. The locations of drill set-ups have been located both on map and by GPS. Property boundary locations are not marked by surface monument.  The Chinese land use is map based. During the January site visit there were also issues associated with the limited timing of data gathering. It was close to the Chinese New Year which meant personnel and data were not available for interviews or reviews as offices were closed during the visit of Mr Lyle Morgenthaler P.Eng. and Mr. Ruijin Jiang.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Changkeng gold deposit is about 45km southwest of Guangzhou, capital city of Guangdong Province, with geographic location of 112°49’E and 23°01’N.   The project area is located in Gaoyao county (now called Gaoyao city), Zhaoqing city, Guangdong province (Figure 1 and 2).

The project consists of a license “Exploration for gold at Changkeng, Gaoyao city, Guangdong province (License No.4400000340093)”. The license area is defined by the following geographic coordinates:

Changkeng License:

(1)112˚48’30”E，23˚00’45”N

(2)112˚49’30”E，23˚00’45”N

(3)112˚49’30”E，23˚00’30”N

(4)112˚48’30”E，23˚00’30”N。

There are no legal monuments in the field pertaining to this concession package. The Chinese use a map base system. GIS locations of corners were not verified by the author due to time and logistical constraints during the brief site visits made to this property.

 Figure 1 - Location Map of Changkeng

Figure 2 - Property Boundary

See Appendix For Geology Legend

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY.

Access to the deposit is excellent. Guangzhou-Zhuhai highway (>100km/hour) passes Gaomin city. The project area is linked by 14km-long paved road to the well-developed Highway transportation system in the province. The largest river in Guangdong province, the Xijiang River, is running by the east boundary of the project area. Port is available at the nearby Fuwan town and the port connects the area to the international ports of the South China Sea by waterway of less than 100km to the southeast. Power supply is available in the nearby towns and villages few kilometres away.

Topography of the area is characterized with low degraded residual hills from 60 to 130m above sea level with a highest peak of 133.31m ASL. Bedrock is poorly outcropped and most of the area is covered with a 5-10m overburden where vegetation is densely developed. The area is hot and humid with an annual average temperature of 21.5˚C.  Annual precipitation of the area is 1681mm in average. Surface water and groundwater are abundant in the area.

Like most of the coast areas in Southeast China, the area is densely populated. Local residents are mainly engaged in farming. Labor force is composed of local residents and a huge number of immigrants from inland provinces, and is sufficient for various industry needs in the area.

6.0 HISTORY

Since 1949, mineral exploration in China has been performed at all scales by professional geologists and engineers organized into a series of brigades, each with specific mandates, geological, geochemical, mineral deposits evaluation, etc.

There is no historic record for gold mining in the project area before the discovery of gold in early 1990. Small-scale mining activities began in 1991 and a large portion of the oxidized mineralized zones between Lines 7 and 8 has been mined out.

1959-1971: Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986-1989: The Chinese government Regional Geological Survey Team (RGST)of Guangdong Bureau of Geological Exploration conducted a regional stream sediment sampling program at 1:200,000 scale. Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area. The gold and silver anomalies were followed up with detailed soil sampling at 1:50,000 scale and it was proved that there is good potential for gold-silver mineralization in the area.

1990-1994: The Changkeng-Fuwuan gold and silver deposits were discovered in 1990 during the following-up of the 1:50,000 soil geochemical anomalies by the 757 Geological Exploration Team. Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zone and its adjacent area from 1990 to 1995.

1990: Report on reconnaissance investigation of gold mineralization in Changkeng, Gaoyao county, Guangdong province was completed by the 757 Geological Exploration Team.

1992: Geochemical soil sampling and mercury survey over the Luzhou-Shizhou area of 24 sq.km to the south of Changkeng-Fuwuan gold and silver deposits were conducted at 1:10,000 scale. Test drilling over two geochemical anomalies intersected silver mineralization at Dieping and Luzhou areas.

1993: Seismic and electric surveying was conducted along 9 profiles over the Luzhou-Shizhou area. Sections with good potential for gold and silver were delineated.

1992-1993: Geological exploration was carried out at Luzhou Pn-Zn occurrence. Silicified structural breccia was intersected at the contact between Triassic and Carboniferous sedimentary sequences in drill holes. Two gold veins and one silver vein were discovered at depth.

October 1993: Prospecting of Changkeng gold deposit was completed by the 757 Geological Exploration Team and a total resource (Catagories D+E) of 30.49tonnes gold was delineated between Exploration Line 16 and 27.

April 1994: Detailed exploration on the central section between exploration lines 8 and 15 and above elevation of –15m was completed and 5 tonnes gold was delineated as category C+D (Chinese standard which do not conform to CIM standards and are not included in the resources in Section 17).

7.0 GEOLOGICAL SETTING

7.01. Tectonic Setting of the Project Area

The Changkeng-Fuwan gold and silver deposits are tectonically located at the South-China geosynclinal fold system, an important metallogenic zone for gold, silver, lead, zinc, copper, antimony, aluminum, tin, tungsten, and rare earths at the southeast margin of the Yangtz Craton (Figure 3). The metallogenic belt is a Caledonia fold system developed on the early-middle Proterozoic continental crust and is composed of three tectonic layers, the Proterozoic-Early Paleozoic basement, the Late Paleaozoic-Middle Triassic cover  and the Mesozoic-Cenozoic continental sedimentary sequence. The belt runs from east Zhejiang province to the southwest Yunnan province and occupies an area of 1 million square kilometres. Important mineral resources in the belt include Skarn-type tin mineralization in Guangxi and Yunnan provinces, epithermal (Carlin-type) gold, silver and copper mineralization in Guangxi, Fujian and Guangdong provinces, and hyperthermal tungsten mineralization in Jiangxi province (Chen Y. 1999).

Figure 3. Tectonic location of Changkeng-Fuwan deposit

SIBERIA CRATON
RE PROJECT
MONGOLIA
Ivanhoe's
TIANSHAN MT.
Urumqi
TARIM CRATON
KUNLUN MT.
BYC
GOBI
BAOTOU
Beijing
KUNLUN-QILIAN-QINLING METALLOGENIC ZONE
QILIAN MT
NORTH CHINA CRATON
WSM
Lanzhou
Xi'an
TIBET PLATEAU
QINLING MT.
Yangshan
Chengdu
Lasa
YANGTZE CRATON
LEGEND
Gold Projects;
Pb-Zn-Ag-Au
Rare earth & Rare Metals
Silver Project
Major Cities
South West Gold
Kunming
HUANAN FOLD
Changkeng
Fuwan
Guangzhou
0
500
1,000
kilometers

7.02. Regional Geology and Structural Style

At the regional scale, the Changkeng- Fuwan gold and siliver deposits  are located at the Northwest margin of a triangular Upper Palaeozoic fault basin, which is margined with the NE-trending Shizhou fault at Northwest, the WE-trending Dashi fault at south and the NW-trending Xijiang fault at northeast (Figure 4). Known precious and base metal occurrences and deposits mainly occurred along the margin of the 550-km2 basin.

The basin area was mainly composed of two major sedimentary units, the Upper Palaeozoic siliceous and argillaceous carbonate sequence and the Mesozoic coal-bearing clastic sequence. The two units are in an unconformity contact and an interlayer-sliding fault was developed between the two units. The interlayer-sliding fault zone at the Northwest margin of the basin hosts the known gold and silver mineralization in the Changkeng-Fuwan area and its southwest and northeast extensions.

Mesozoic granite occurs only at the Southeast corner of the basin area. There are no outcrops of intrusive rocks at Changkeng-Fuwan and its adjacent area. Late Mesozoic granite are observed along the south margin of the Sanzhou basin (757 team, 1993).

Figure 4. Regional geology, Sanzhou Basin (adopted from Chen, Y.C.1999)

7.03: Regional Geochemistry

Regional multi-element geochemical anomalies are delineated along the northeast-trending structures in the Changkeng-Fuwan area. The anomalous area of gold in stream sediment is 80.8 square kilometres with an average gold value of 10.4ppb. Anomalous Ag, As and Sb are well overlapped with gold. Changkeng-Fuwan gold and silver deposit is located at the centre of the regional anomaly(Figure 5).

Figure 5. Regional geochemical anomalies in Changkeng-Fuwan area

Table 1 shows the average anomalous value of major precious metal elements and indicator elements of the Changkeng-Fuwan deposit.

Table 1. Average concentrations of precious metals elements and indicator elements

Element	Au (ppb)	Ag (ppb)	As (ppm)	Sb (ppm)	Zn (ppm)	Cu (ppm)	Cd (ppm)	S (ppm)
Average Concentration	10.4	375.4	59.9	5.1	178.7	56.8	0.56	940.6

7.04: Property Geology

7.04.1. Stratigraphy

Host rocks of the Changkeng-Fuwan deposit consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.

1. Lower Carboniferous Limestone Sequence:

Lower: Neritic gray and dark-gray thick-bedded bioclastic limestone;

Middle: terrestrial grey-whitish and reddish quartz sandstone intercalated with grey calcareous siltstone, mudstone, carbonaceous shale and coal;

Upper: Gray and dark-grey medium- to thick-bedded argillaceous limestone and mudstone; light-grey breciated bioclastic limestone intercalated with yellowish silicified limestone and silty mudstone. Some gold mineralization and most silver mineralization occur in the brecciated bioclastic limestone.

2. Upper Triassic Clastics

Variegated sandstone, sandy conglomerate and conglomerate, dark-grey mudstone, carbonaceous mudstone and siltstone.

The upper part of Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the interlayer-sliding fault zone. Gold mineralization and silver mineralization are closely associated in space but occur at different parts in the interlayer-sliding fault zone. Most gold mineralization occurs in the Triassic clastic rocks while most of silver mineralization occurs in the brecciated bioclastic limestone of the Lower Carboniferous sequence.

7.04.2. Structure

The major control structure of the Changkeng-Fuwan deposits is a flat syncline with its axis trending Northeast. The syncline is composed of Lower Carboniferous limestone and Triassic clastic rocks. A normal interlayer-sliding fault zone was developed along the contact between the Lower Carboniferous unit and the Triassic unit (Figure 6). The faulted zone is from several metres to tens of metres in width and is filled with lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The faulting zone may have acted as both feeder conduit and host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization occurred in the second-order faults.

Figure 6. Property geology of Changkeng-Fuwan deposit (from 757 Geological Exploration Team, 1993)

3. Alterations

Typical alterations associated with Changkeng-Fuwan gold and silver deposit include silicification, clay (mainly illite), barite, fluorite, carbonate and pyrite. Alteration mainly developed within the major fault zone between Carboniferous limestone and Triassic clastic rocks and the second-order faults at the footwall. Silification and sulfide alteration are most closely associated with gold-silver mineralization.

4. Geochemistry

Concentrations of gold, silver and major indicator elements in host rocks, fractured zones and mineralized zones are listed in Table 2. It is obvious that Au, Ag, As, Sb, Hg are highly concentrated in the fracture zone and gold and silver mineralized zone bodies. Ratio of Au and Ag in gold mineralized zone is greater than 1.

Table 2. Concentrations of Au, Ag and major indicator elements

	Au	Ag	As	Sb	Bi	Hg	Cu	Pb	Zn	Co
Triassic clastics	2.6	120	131	8	1	0	31	45	83	13
Fractured Zone	538	832	997	62	0.5	1000	33	37	202	9.5
Gold Zone	7930	6490	5880	468	1	1950	30	20	130	10
Silver Zone	350	292400	690	282	0.1	270	310	1200	1770	0
C1 upper limestone	16	381	302	10	0.2	100	17	12	41	5
C1 lower limestone	7	40	11	7	0.2	0	23	18	51	11
Note: Au, Ag, Hg in ppb; other elements in ppm.

7.05: Deposit Type

It is considered that Changkeng-Fuwan gold and silver deposit well falls into the broad category of Carlin-type gold deposits or the sediment hosted gold deposits as described by many authors (Poulsen, 1996; Arehart, 1996; by Christianson, 1995). Model type C, the breccia and replacement zones, described in Christianson (1995)’s genetic model may be particularly applicable to the Changkeng-Fuwan deposit (Figure 7)

Figure 7. Three style of Carlin deposit, stratabound, structure and complex breccia),adapted from Christensen (1993, 1996)

8.0 DESCRIPTION OF DEPOSIT

8.01. Major Controls

The Changkeng-Fuwan gold and silver deposits are confined in a synform fault zone between Lower Carboniferous limestone and Upper Triassic Clastic unit. Two zones of gold mineralization, Zone 1 and Zone 2, were delineated  between exploration lines 15 and 16 at surface (Figure 8). Both zones are trending NE and dip to SE at 30° to 50° at upper portion and 15° to 30° at lower portion of the fault. The two zones merged along both dip directions at depth and strike direction to the Northeast. Gold veins occur as lenticular bodies in the brecciated Triassic clastics at the upper portion of the synform zone. The gold zone tends to pinch out towards the hinge of the syncline where it was replaced by silver mineralization (Figure 8). (see appendix for geological legend)

Figure 8. Cross section 4, Changkeng deposit

The silver mineralization formed blind mineralized zones and mainly occurred at the Southeast wing of the synform fault (Figure 9). The total strike length of the silver mineralization zone is 2790m, trending Southwest-Northeast. Nine silver mineralized zones were intersected in drill hole ZK2403 and in most cases 3-5 mineralized zones were intersected in individual holes. The vertical distance between silver zones is from 1.5m to 96m. Five major parallel silver zones, Silver Vein-I, II, III, IV, and V are included in the resource calculation. Silver zones show a swell-and-pinch-out pattern in both strike and dip directions. Vertically, the Changkeng gold deposit is above the Fuwan silver deposit, and horizontally, the Fuwan silver deposit is on the southeast side of the gold deposit.

Figure 9. Cross section 16, Changkeng-Fuwan deposit regional section

Cross Section 16
333°
ZK1601 2.19
ZK1602 9.10
ZK1603 42.75
ZK1608 63.86
ZK1604 84.50
ZK1609 50.93
ZK1606 29.11
ZK1607 5.30
长坑溪沟
0m
−50
−100
−150
−200
Q
T3xs
T3xly
T3xf
C1z
C1c
C1sh
F
Fx1
160.19
173.14
328.57
350.13
308.86
416.60
237.20
242.26
0
50
100km
Q 1
T3xs 2
T3xly 3
T3xf 4
C1z2 5
C1z1 6
C1c 7
C1sh 8
Fx1 9
10
11
12
13
14
15
16
Au
Ag

1、第四系 2、上三迭统小坪组松柏段 3、上三迭统小坪组凌云段 4、上三迭统小坪组凤岗段 5、下石炭统梓门桥组上段 6、下石炭统梓门桥组下段 7、下石炭统测水组 8、下石炭统石磴子组 9、断裂破碎蚀变带 10、金矿体及编号 11、银矿体及编号 12、角砾 13、硅化 14、黄铁矿/方铅矿 15、闪锌矿/辉锑矿 16、地质界线

(see appendix for geological legend)

8.02. Description of Individual Mineralized Zones

Gold Vein-I: The vein is the major mineral deposit at Changkeng. The major section of the zone occurs between exploration lines 15 and 16 and is 747 metres in length and 1 to 39.26m in width (average width 9.96m). The zone has been controlled with 21 drill holes and 8 surface trenches and shallow pits. Gold grade of individual intersections ranges from 3.19g/t to 16.24g/t with an average of 7.94g/t Au. In cross sections, grade of gold tends to increase at the central part of the mineralized zone. Gold Vein-I constitutes more than 98% of the total resource of the Changkeng deposit.

Table 3 - Best intersections in drill holes at Gold V-I include:

#Hole	Intersection (m)	Average Grade g/t	Grade of Individual Samples (g/t Au)
ZK404	20.21	15.86	24.75, 48, 25.63, 25, 19.13, 11.88, 13.13, 17.13, 11.75, 16, 12, 8.32, 8.75, 9.63, 18.5, 16.13, 7.13, 2.63, 9.5
ZK406	39.26	7.64	1.73, 6.08, 0.97, 1.73, 1.8, 8.71, 1.04, 3.11, 7.95, 8.57, 7.88, 11.13, 35.25, 30.62, 32.78, 6.98, 2.97, 1.73, 2.14, 5.05, 4.7, 3.11, 2.49, 2.14, 5.87, 2.42, 3.04
ZK302	8.18	10.99	19.7, 18.99, 4.97, 6.83, 5.19, 6.17
ZK1603	15.17	5.22	10.13, 12.56, 5.22, 2.69, 3.05, 5.84, 3.72, 4.13, 4.29, 4.34, 5.22, 2.84, 1.08

Gold Vein-II: The vein is a minor mineralized zone at Changkeng gold deposit and mainly occurs between exploration lines 3 and 4. The zone was controlled with 4 drill holes and 1 adit. The outcropped length of No.2 Vein is 134 metres and its width ranges from 1.35 to 9.2 metres with an average width of 5.66m. Gold grade of individual intersections at No.2 vein is from 3.55 to 11.47 with an average grade of 7.44g/t Au.

9.0 MINERALIZATION

9.1. Mineral types

Gold mineralization at the Changkeng is dominated with a primary zone that constitutes 96.7% of the total resource. Primary zone is further divided into the following three categories:

1.

Siliceous (silicified) host: This type of host is grey to dark-grey in colour and massive and breccia structure with well-developed fissures and miarolitic cavity. Major mineral constituent include secondary quartz and illite as well as argillaceous and carbonaceous material and pyrite. Later pyrite, realgar, barite, antimonite and secondary clay minerals filled in the previous fissures and cavities. This type of mineralization is relatively rich in gold and is the dominant host type in Gold Vein-I.

2.

Calcareous-Siliceous (silicified limestone) host: The host is grey to dark grey in colour and is characterized with large amount of replacement quartz and residual limestone. This type of mineralization occurs at the hanging wall and footwall of the siliceous rock and contains less gold.

3.

Alumino-siliceous (sandy conglomerate) host: The host is dark-grey to grey-black in colour and massive in structure. Major components are quartz gravel, siliceous rock debris and argillaceous cements. Later-stage realgar, antimonite and barite formed irregular veinlets. Grade of the gold mineralzation is in the middle to high range.

9.2. Host Minerals and occurrence of gold

Resource minerals are composed of quartz, illite, pyrite, antimonite, realgar and minor amount of barite, calcite, fluorite and orpiment.

In the oxidized mineralized zone, 95.25% of gold occurs as free gold. Illite and other clay minerals as well as scorodite and limonite are major loading minerals.

81.91% of gold occurs as free gold in fissures of loading minerals in the primary mineralized zone. Major gold-loading minerals include quartz, illite and pyrite.

Table 4. Distribution of gold in major host minerals in primary resource

Host Mineral	Content (%)	Grade (g/t)	Gold Metal	Proportion of Total Gold
Crude		8.3
Quartz	76	4.19	3.18X10-6	38
Illite & Clay	13	19.92	2.59X10-6	31
Pyrite	4	15.8	0.63X10-6	8
Realgar	2	0.2	0.4X10-8	0.05
Barite	4	0.08	0.32X10-8	0.04
Visible Gold		95.15		4
TOTAL	99			81.09

10.0 EXPLORATION

The Chinese government Regional Geological Survey Team (RGST) completed the 1:200,000 scale regional stream sediment sampling program at a sample density of 1 to 2 samples per square kilometer in 1986. The survey led to the identification of the important regional geochemical gold and silver anomalies in the Changkeng-Fuwan area. More detailed 1:50,000 scale soil sampling within the anomalous area and preliminary follow-up of the geochemical anomalies were conducted by the RGST and exploration potential was proved over the Changkeng-Fuwan zone. In 1990, as a normal practice in China at that time, the regional geochemical anomaly was transferred by the Chinese government to the 757 Geological Exploration Team, a professional team for detailed exploration and drilling under the Guangdong Geological Exploration Bureau. The 757 Geological Exploration Team carried out a comprehensive geological exploration program including mapping, trenching, and grid drilling from 1991 to 1993. A total resource of 30.49tonnes gold (Categories D+E) was delineated by 757 Geological Exploration Team between exploration lines 16 and 15. Resource of D category was controlled by 80X80m grid drilling and trenching and category E was controlled with 160X160m grid drilling. Infill drilling was conducted between Lines 7 and 8 and 9 holes were drilled to further delineate gold reserve above –50m level. During an aborted cooperation program between a major Canadian mining company and the Guangdong Geological Exploration Bureau in middle 1990s, the major Canadian mining company drilled 7 holes between Line 7 and 12. All the infill holes and the holes drilled by the major Canadian mining company identified no bias on grade and width from the previous exploration program.

Exploration for silver was conducted from 1993 to 1995 with trenching and drilling by 757 Geological Exploration Team. A drilling program at grid of 160-320X160-320m was used in estimating the silver resource by the 757 Geological Exploration Team. A total resource (Category E) was calculated as 5134.6t silver between exploration lines 54 and 75. At the Time in China there was no limitation to property lines for the geology exploration work. So the work is detailed but was not limited to the boundary of the Changkeng property. The silver resource confined within the Changkeng boundary has not been estimated.

The previous exploration programs on the property were successful in:

i. Implementing a broad based diamond drill program, consisting of 36 diamond drill holes totaling 5549.81m. The drill rig is of Russian design and utilizes a 12-m mast. Inclined drilling is possible but most boreholes were drilled vertically.

ii. Implementing 8021.99 cubic metres of trenching, 152.75m of shallow pit, and 242.1 metres of underground exploration development, which sampled portions of 2 zones of the gold mineralization.

iii. Creating a database so a resource calculation could be performed.

iv. Calculating a resource.

The following is an interpreted version of the methodology and results from the past programs used at the site Summary translation from government reports;

METHODOLOGY OF EXPLORATION AND DISTRIBUTION OF EXPLORATION WORKS IN CHANGKENG-FUWAN AREA

Methodology

1.1.

The major gold vein, Gold Vein-I, is lenticular in form and 747m in length and outcropped at surface in the southwest part of the project area. Gold is evenly distributed in the mineralized vein. Exploration lines are surveyed in 80 m space along the strike of the main vein. The mineralized zone was controlled with geological mapping, geochemical survey, trenching and shallow pit at surface. Dip extension is controlled with drilling.

1.2.

Density of exploration works for gold is increased gradually. Space between trenches and shallow pits is from 40 metres at surface and is locally increased to 20 metres where mineralized zone pinches out. Drilling was conducted with a grid of 80x80m at depth between Lines 3 and 8. Line space is 160m between Line 8 and 16. Infill drilling was carried out at 20m space between Lines 3 to 8 to test the continuity of gold mineralized zone. Grade and width of the gold zones were well repeated in the program but the results are not included and discussed in this report.

1.3.

The silver zones are mainly controlled with grid drilling at density from 160x160m to 320x320m. All the holes are vertical.

Quality of Exploration Works and Comments

1.4.

Trench: The opening of trench is from 1.2m to 2.5m and the width at bottom is 1m. Trenching is dug to 0.5m into the weathered bedrock and 0.3m into the fresh bedrock.

1.5.

Exploration Pit: Exploration pits were dug with an opening of 1.5x1.5m in the area.

1.6.

Two levels of adit were developed at levels -50m from exploration lines 0 to 8 in order to test major Gold V-I zone. The opening size of drifts varies from 1.8x1.6 to 2.0x1.8m with a total length of 242.1m.

1.7.

Drilling: 87 diamond holes were drilled with a total footage of 21227.07m. 36 holes were drilled over gold zones. Economic gold zone (>3g/t Au) was intersected in 21 holes and uneconomic gold zone (>1g/t to <3g/tAu) was intersected in 7 holes.

Details of Drilling:

1)

Technology: Diamond drill rig with wire coring was used.

2)

Recovery Rate of Drill Cores: Total length of drill cores of bedrock over gold zones is 4891.11m and the recovery rate of bedrock cores is from 70 to 99% (88.5% in average). Total length of drill cores of mineralization within the gold zones is 186.47m  and recovery rate of mineralized cores is from 80 to 99.1% with an average of 94.5%. Within the silver mineralization zones, total length of drill cores of bedrock is 15967.96m and the recovery rate of bedrock cores is from 60.1 to 99% with an average of 84.1%. Total length of drill core is 368m and recovery rate of core is from 60 to 100% with an average of 87.5%.

3)

Hydrology Observation: Water table levels were measured in all drill holes. Long-term observations of hydrological conditions are made in representative stations for surface and underground waters, including 4 springs, 1 well and the Xijiang River,  from August 1991 to July 1993. Measurements of water table level and sample collection were conducted every seven days in dry seasons and two times per week during rainy seasons.

4)

Seal of Drill Hole: Holes were sealed with concrete and the centre of each hole was marked with a cross. Serial number of the hole was painted on the pole.

5)

Storage: All drill cores are well kept in drill core storage in a town near Jiangmen city where the 757 Geological Exploration Team is based.

Collection, Preparation, Analysis and Quality Monitoring of Samples

1.8.

Drill core samples: Drill core of the mineralization zone are split with a diamond saw and half of the hole was sampled and assayed. The holes were sampled on the basis of lithology, mineralization type.  Sample length is from 0.8 to 1.5m with a maximum of 2.00m and minimum of 0.5m.

1.9.

Trench and adit samples: Trench sampling was conducted in surface trenches and adits. Size of trench sample is 10x3cm with a length from 1 to 1.5m.

1.10.

SG Samples: Samples of different types of mineralization from surface trench, exploration pit, adit and drill holes were collected for measurement of specific gravity. Samples were sealed with wax and then sent to labs for SG measurement at the lab of 757 team.

11.0 DRILLING

    In total, 21227.07 m of core, distributed among 87 holes, were drilled in past regional exploration programs of which 63 holes were within the Changkeng property boundary and 21 holes were used for the Chinese resource estimation by 757 Geological Exploration team on the gold deposit. Geotechnical data was collected, including recovery, RQD and structural logging. Collar locations were surveyed using EDM station with a survey accuracy of ±0.12m. The Chinese requirement is 0.30 m accuracy.  It is unknown if downhole surveys were conducted for the few inclined holes at this time. The drill rigs are made for vertical drilling and any inclination is limited to a few degrees.

For the geological interpretation, cross sections at 1:500 scale were created spaced 40, 80, and 160m apart for gold zones and 160 and 320m apart for silver zones. The sections show lithology, structure, dip extension of mineralized zones, location and grade of core and trench samples. Sections across gold mineralization zones are established on a reliable data base between Lines 15 and 16. Even numbered sections are east of the “0” section and odd numbered section to the west of the “0” line. Section 16 (Figure 9) is typical of the work performed on the gold deposit.

12. 0 SAMPLING METHOD AND APPROACH

Assay intervals were commonly based on 1.0 to 1.5 m intervals, although interval widths were also controlled by geological, structural or mineralogical contacts.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All core was half split by saw by a member of the 757 Geological Exploration team at the core logging facility located at the previous base of 757 Geological Exploration team about 20km northeast of Jiangmen City.

The samples were sealed and transported by truck from the base camp to the central lab at the 757 Geological Exploration Team in Jiangmen city. 3-5% of the samples were sent to the Central Laboratory of Guangdong Provincial Geological Bureau and Kunming Precious Metal Institute for external checks. There do not appear to be any reports of system error and the assay data of the 757 Geological Exploration team lab is considered reliable.

14.0 DATA VERIFICATION

As a common practice to evaluate the quality of the data, the field geologist will prepare about 10% duplicates from each batch samples to send to the lab for analysis and part of the duplicate will also be sent to some more authoritative labs to double check the quality. Within each lab, there is a monitoring system by using duplicate and reference samples. The reference materials (order-I) are prepared by the Institute of Geochemical and Geophysical Exploration, Chinese Academy of Geosciences, and have been widely adopted by Chinese labs and some commercial labs in North America. The monitoring system for analytical quality is considered reliable and comparable to commercial labs in North America. As for the specific situation of the Changkeng-Fuwan project, the Chinese data has not been verified by any independent means to this date because of the unavailability of sufficient samples.

At the time of the site visit sampling was attempted. However, it was realized that only about one quarter of the mineralized cores for most of the intersections of the gold zones were left after prior visits by research scientists and geologists. There was also no equipment available to create an unbiased sample (see recommendations).

Drill hole locations were checked between section 4 and 48 during the January 2004 visit. Most holes were located at the sites indicated by the location maps. Holes not located were in areas with heavy overgrowth or in surface areas disturbed by local inhabitants. The holes were drilled and are located where the maps indicate.

15.0 ADJACENT PROPERTIES

 As shown in Figure 8, the fault zone between the Lower Carboniferous limestone and the Upper Triassic clastic unit are the major control of the gold and silver mineralization in the area. The zone occurs as highly silicified and brecciated rocks (limestone) at surface and can be traced for more than 10km to the southwest, along which several silver, lead and zinc occurrences have been found. It seems that the zone also extends to the northeast bank of the Xijiang River where a similar types of gold and silver mineralization were discovered. The potential for discovering new zones of silver and gold are considered good at both southwest and northeast extensions of the Changkeng-Fuwan deposits. It is strongly recommended that MINCO negotiate to acquire the new areas at the extensions of Changkeng-Fuwan deposits. The Fuwan property is adjacent to the Changkeng property and is a primarily a silver property.

16.0 METALLURGICAL TESTING

16.01. Changkeng Gold Mineralization

Gold in the Changkeng gold zone mainly occurred as ultrafine gold in quartz, sulfides and illite. Tests were conducted separately for oxidized and primary mineralization zones.

1.Oxidized Mineralization

Test for oxidized zone was conducted by the Guangdong Central laboratory in late 1991. A cyanidation-zinc powder replacement procedure was adopted.  Recovery rate of gold is 94.36% with tailings of 0.38g/t Au.

2.Primary Mineralization

Test for primary zone was conducted by the Guangdong Mineral Processing Institute in 1993. A total recovery rate of 90% was obtained.

Details of the above two tests were not available to the authors at this time.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The 757 Geological Exploration Team mineral resource is estimated at a 1 gram cutoff to be 3.8 million tonnes at a grade of 7.93 g/t Au  or 30,000,000 grams of contained Au. However Chinese government sources indicate local artisan miners mining the near surface resources after the calculation was performed have mined approximately 3 tonnes of Au (Note mining activity has ceased). The actual grade and tonnes of rock removed is unknown at this time. If one uses the average grade of the deposit, this would make the current inferred resources of 3.43 Million tonnes at 7.93 and 27,000,000 grams contained Au

Drilling and Chinese records on the property indicate there is Ag, and minor Zn, Pb mineralization contained on parts of the property. However, an estimation for these metals within the property boundaries has not been performed. There is a regional silver resource calculated but it goes beyond the property boundaries and extraction of the silver resource contained within the boundary is not readily available from within the resource estimation by 757 Geological Exploration Team. Therefore the quality and quantity can not be reported at this time. Note the Ag, Zn, Pb seem to be physically separated from the Au in a separate mineralizing event. The gold resource estimation was created by the 757 Geological Exploration Team using the criteria listed in section 17.1. The current resource can be classified as inferred resource under the CIM guidelines for resources and reserves due to the data on which the resources were calculated. The gold resource estimation is fully contained within the property boundaries of the Changkeng Property.

The results as per the Chinese estimation are shown in table 5 Mineral resources for Changkeng property.

The estimation was a sectional polygonal method using length weighted grades for sectional polygon grades and normal area thickness estimation for volumes based on geological interpretation. The bulk of the data used was drilling data however some trench and underground sampling data was used. The resources are based on drilling pre 1994. The data available indicates further drilling was performed in 1994 by both the 757 Geological Exploration Team and later drilling by a Canadian Major company after the 757 Geological Exploration Team resource estimation was performed and no updates to the resources was performed.

Table 5 – Gold Mineral Resources for Changkeng property

Summary of Changkeng resource estimation as per Chinese
#Zone	Reserve Category	# Block	Tonnage of block	Grade	Gold Metal(kg)
			(t)	(g/t)
1	D	1D8	46384	8.78	407
		1D8-4	391248	10.74	4202
		1D4-0	409136	10.58	4329
		1D0-3	108160	8.9	963
		1D3-7	95472	8.71	832
		1D7	45032	7.23	326
		Subtotal	1095432	10.1	11059
	E	1E16-4	1808768	7.7	13924

		1E7-15	103064	8.33	859

		1E16	690144	5.08	3506
		1E15	19586	9.21	180
	E	Subtotal	2621562	7.04	18469
1	D+E	TOTAL	3716994	7.94	29528
2	D	2D0	34047	8.32	283
		2D0-3	76752	7.44	571
		2D3	18533	5.83	108
		Subtotal	129332	7.44	962
1+2	Total	D	1224764	9.81	12021
	Total	E	2621562	7.04	18469
	Total	D+E	3846326	7.93	30490

D and E classifications are directly related to inferred classification in the Canadian Scheme.

17.1 Methods and Assumptions.

The 757 Geological Exploration Team resource estimation was created using a polygonal method in vertical section planes perpendicular to the general strike of the deposit. There were 2 units estimated with Zone 1 being the most continuous and largest zone. There were 21 holes  and 4 trenches used to created the 757 Geological Exploration Team estimate. It is assumed that the Chinese government based their criteria on the Chinese mining and exploration experiences.

The following is a list of criteria used to for the resource estimation

  Cutoff  for composite: (1g/t);

  Minimum Polygon Grade: (3g/t);

  Average Grade of Deposit: (5g/t);

  Minimum Mineable Width: (0.8m);

  Minimum Width of Internal Waste: (2m)

With the above criteria the polygons were created and modified to meet the above criteria.

The polygon boundaries are created as promulgated by the State Monitoring Bureau of Quality and Technology of China: ( translation from Chinese text)

The delineation and inference of mineralized bodies is based on “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

16.1.1

Delineation of ore body: Delineation of ore body strictly follows geological conditions and economic index. In principle, all samples with grade equal or greater than cutoff grade will be included in resource calculation. In cases that grade of individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.

Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

16.1.2

 Inference of ore body: When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one second of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

16.1.3

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard “Classification of Solid Mineral Resources and Reserves” promulgated by the State Monitoring Bureau of Quality and Technology).

The two major Mineralized veins Gold V-I and Gold V-II are simple in form and gold is evenly distributed in the mineralized zones. The width of the zone is stable.

For resource estimation of resource category D and E in the major mineralized veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100m along strike and 80m along dip direction.

Major considerations include:

1)

Delineation of blocks is basically according to the space of the exploration lines.

2)

Occurrence of mineralized vein is similar in one block.

3)

Mineralized vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

* Term exploration works: any drilling intercepts, trench sample, underground sampling. The term “Ore” is used loosely in the text of the translated Chinese documents and should be considered as mineralized material.

Drill Hole locations and lengths used for 757 Geological Exploration Team resource estimation shown in table 6, composite values as shown in table 7

Table 6 - Drillhole locations used in Chinese resources estimation

Hole Number	Depth	Coordinates
	（m）	X	Y	Surface Elevation(m)
ZK1601	160.19	935.55	459.67	2.19
		2546	378
ZK1602	173.14	811.55	522.32	9.1
		2546	378
ZK1603	328.57	681.54	588.11	42.75
		2546	378
ZK0801	163.51	844.76	326.21	3.62
		2546	378
ZK0802	51.5	924.14	284.86	2.92
		2546	378
ZK0803	60.76	906.26	294.47	9.24
		2546	378
ZK0804	86.24	874.97	311.53	7.4
		2546	378
ZK0404	82.51	885.94	218.78	29.8
		2546	378
ZK0412	45.41	871.54	223.24	29.48
		2546	378
ZK0403	157.16	830.24	245.3	18.99
		2546	378
ZK0405	203.78	776.56	272.27	4.37
		2546	378

ZK0406	213.36	714.12	303.59	13.82
		2546	378
ZK0408	217.21	676.51	321.03	17.56
		2546	378
ZK0006	40.17	868.86	135.72	18.74
		2546	378
ZK0004	62.16	850.389	145.536	22.12
		2546	378
ZK0001	201.77	807.1	167.53	15.86
		2546	378
ZK0303	50	800.06	80.27	22.63
		2546	378
ZK0304	157.4	755.98	102.42	13.3
		2546	378
ZK0302	117.85	723.87	120.46	6.47
		2546	378
ZK0702′	163.87	704.23	38.92	19.97
		2546	378
ZK1501	120.7	620.07	902.36	34.18
		2546	378
ZK0307	174.31	673.76	144.89	6.42
		2546	378
ZK0407	205.09	610	358.29	34.2
		2546	378
ZK0702	104.18	701.11	40.52	19.97
		2546	378
ZK1604	308.66	558.9	650.93	84.5
		2546	378
ZK1608	350.13	615.786	621.892	63.86
		2546	378
ZK1605	130.39	70.69	390.54	25.76
		2546	378
ZK0805	73.25	937.556	266.296	3.07
		2546	378
ZK0401	250.47	941.2	195.65	9.4
		2546	378
ZK0402	204.12	855.61	232.56	24.88
		2546	378
ZK0413	80.49	842.86	238.4	22.72
		2546	378
ZK0002	142.95	747.88	197.94	4.58
		2546	378

ZK0003	98.77	883.915	128.106	15.18
		2546	378
ZK0005	116.85	788.03	177.27	10.5
		2546	378
ZK0301	150.12	776.46	95.23	18.49
		2546	378
ZK0701	107.42	747.03	17.74	31.04
		2546	378

Table 7 Significant composites used in resource estimation

Trench/holes			Sample Length	Grade(g/t) Au
	From	to	(m)		Thickness
ZK1601	28.5	30.53	2.03	8.8	1.17
ZK1602	108.11	113.93	5.82	3.22	4.9
ZK1603	269.25	288.42	19.17	5.22	19.17
ZK0802	22.36	25.46	3.1	7.24	2.9
ZK0803	38.52	45.22	6.7	9.82	5.6
ZK0804	52.92	55.02	2.1	4.79	1.8
ZK0801	59.02	60.72	1.7	12.46	1.6
ZK0404	7.54	27.75	20.21	15.82	18
ZK0412	27.1	30.2	3.1	7.03	3.1
ZK0403	68.42	83.47	15.05	11.66	11
ZK0405	77.1	82.62	5.52	6.56	5.52
ZK0406	115.24	154.5	39.26	7.64	39.26
ZK0408	132.28	133.88	1.6	3.19	1.55
PD2	145.4	153.9	8.5	4.19	7
QJ0006	3.7	5.3	1.6	3.19	1
ZK0006	13.44	15.36	1.92	10.89	1.6
ZK0004	20.78	29.37	8.59	10.09	7.75
ZK0001	10.56	21.3	10.74	11.47	9.2
ZK0001	38.12	45.96	7.84	5.24	7
ZK0303	9.18	13.88	4.7	6.33	3.8
ZK0304	28.74	31.45	2.71	6.4	2.1
ZK0304	52.95	55.38	2.43	5.27	1.4
ZK0302	73.17	74.67	1.5	3.55	1.35
ZK0302	87.17	95.35	8.18	10.99	7
ZK0702′	58.48	69.54	11.06	7.1	8.5
ZK0702	61.97	72.44	10.47	7.36	8.5
TC1501	38.7	42.75	4.05	6.81	3.8
ZK1501	62.55	64.05	1.5	16.24	1.3

17.2  General Discussion, Mineral Resource Estimation.

At the moment the authors are unaware of any environmental, permitting, legal, taxation, socio-economic, marketing, political or other relevant issues which may materially effect the resource estimation. The property title will be transferred to the joint venture in the near future. The resources estimation is of an inferred resource quality and as such no economic evaluation of the deposit can be performed or reported.

The data presented to date indicates drilling was performed after the resource estimation was completed. This new drilling has not been incorporated into a renewed resource estimation. A few holes were infill and a few were extension holes. After a cursory review of the infill holes it seems there will be little change in the resource due to the new information, but may improve the quality of some of the resource. The extension holes do indicate tonnage increases but a slight grade decrease may be expected when incorporating the extension holes. (See recommendations). The a resource estimation for the silver on the property needs to be performed.

Other factors which may influence the resource in the future is mining method, however no method has been evaluated for the deposit, although the authors speculates an open pit method of mining will be used for the much of the Changkeng Gold deposit. The deposit is in a limestone system near the Xijiang river. This may lead to some water inflow issues with an open pit method and will require a pumping plan will to be included in future planning.  There appears to be some hydrology tests metioned in reports however the authors have not been able to confirm. Another land agreement will have to be negotiated if the gold deposit is found to be economically feasible to extract minerals in the future, to allow use of current property and nearby land for mining and milling operations.

The sections shown in the report are typical of the work performed to calculate resources for all zones.

18.0 INTERPRETATION AND CONCLUSIONS

The Changkeng property is currently considered a Carlin style deposit. The exploration work been conducted by the 757 Geological Exploration Team funded by the Chinese government to conduct exploration work, work being finished in 1995. The funding appears to not be related to performance criteria (i.e. number of ounces found). Based on the data available and the authors’ current understanding of the system in China the authors do not believe that there is any bias in the work conducted by the 757 Geological Exploration Team to misrepresent the work performed or results from the work. Once all the data is made available further checks and verifications can be made. The resources are 3.43 Million tonnes at 7.93 and 27,000,000 grams contained gold. There is silver on the property but no resource estimation has been performed to quantify the elements within the Changkeng property boundary

19.0 RECOMENDATIONS

The following are recommendations for further work but the list below should not necessarily be considered complete.

1 - After title has been transferred to the joint venture, verify all raw data. Based on findings other work may be required, including re-sampling core for data consistency.

2 - Twin several holes and sample using a diamond saw and compare to the original drill sampling.

3 - Set up and operate an exploration program to infill drill to upgrade confidence level of resources with all the checks and balances required to Canadian standards. The program should include angled holes in the steep portion of the deposit. The program would have two goals

i. define the current resource  and to bring some of the resources to indicated resource classification

ii. Collect geotechnical and hydrological information for a mine design in the future

4 - Commission a new resource estimate with new data from Item 4 which would include data not previously included in the current 757 Geological Exploration Team resource estimation and include silver in the estimation.

5 - Negotiate, through the joint venture, to obtain other properties along trend.

6. - Continue with environmental, metallurgical studies and research.

7. - Initiate work towards a scoping study, with a view towards investigating locations and ground conditions for mine, mill and tailings disposal facilities.

20.0 REFERENCES

Arehart, G.B. 1996: Characteristics and origin of sediment-hosted disseminated gold deposits: a review. Ore Geology Reviews, Volume 11, pages 383 – 403.

Christensen, O.D. 1996: Carlin Trend Geologic Overview. In Green, S.M., and

Struhsacker, E., eds., Geology and ore deposits of the American Cordillera: Geological Society of Nevada Field Trip Guidebook Compendium, 1995, Reno/Sparks, Nevada, pages 147-156.

Chen, Y.C. 1999: Mineral Resources Assessment of Major Metallogenic Provinces in China, pages 350-383.

Jiang, R. September 2003: Report on site-visit Changkeng-Fuwan project. Private internal report to Minnco Mining and Metallurgical Company, Oct. 26, 2003, 7 pages.

Poulsen, K.H. 1996: Carlin-type gold deposits and their potential occurrence in the

Canadian Cordillera; in Current Research, Part A, Geological Survey of Canada, Paper 1996-A, p. 1-9.

757 Geological Exploration Team, 1993: Report on gold exploration in Changkeng, Guangdong province. (Unpublished report)

Tosdale, R. 2000: Overview of Carlin – Type Gold Deposits in the Great Basin, Western

U.S.A.  in T. Thompson and G. Arehart (eds.) Carlin Type Au Deposits of the North American Cordillera: What are they? Where are They, Mineral Depoits Research Unit the University of British Columbia, Short Course Number 27, pages 125 – 153.

CHANGKENG GOLD PROPERTY

21.0 CERTIFICATE OF THE AUTHORS

I, Ruijin Jiang., do hereby certify that:

1. I am currently a consultanting geologist and Canadian citizen residing at:
   1149 Condor Crescent, Coquitlam, BC, V3E 2B2
2. I hold a B.Sc. in geology conferred by the Hebei College of Geology in China in 1982, and a M.Sc. in geology conferred by Queen's University at Kingston in 1995.
3. I have worked continuously as a exploration geologist for 22 years, in a wide variety of geological and mining environments.
4. I take responsibility for Sections 4 to 15 (subject to points noted in the "Disclaimer" – Section 3) for the preparation of the technical report titled " Report on the Changkeng Gold Proproperty, Guangdong Province, China".
5. I have had no prior involvement with the Changkeng property or concession area prior to the year 2003.
6. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.
7. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.
8. I have read National Instrument 43-101 and Form 42-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the _14th_ of May, 2004.
Signature

R Jiang.

34

CHANGKENG GOLD PROPERTY

I, Lyle Morgenthaler P.Eng., do hereby certify that:

1. I am currently associated as a consultant engineer by:

   Greystone Engineering Ltd.
   203-1425 Pearson Place,
   Kamloops, B.C.,
   Canada. V1S1J9

2. I hold a B.ASc., in Mining and Mineral Processing conferred by the University of British Columbia in 1984.
3. I am a member in good standing, of the Association of Professional Engineers and Geoscientists of British Columbia.
4. I have worked continuously as a Engineer for 19 years, in a wide variety of geological and mining environments.
5. I have read the definition of "qualified person" set out in the National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I take responsibility for Sections 1 to 3 and 16 to 19 (subject to points noted in the "Disclaimer" – Section 3) for the preparation of the technical report titled " **Report on the Changkeng Property, Guangdong Province, China".**
7. I have had no prior involvement with the Changkeng property or concession area prior to the year 2004.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected tin the Technical Report, the omission to disclosure which makes the Technical Report misleading.
9. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 42-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the _14__ of May, 2004.
Signature of Qualified Person

Seal of Qualified Person

Lyle Morgenthaler P.Eng..

35

APPENDIX

Sections

And

Plans

Section 2

Section 4

Plan View of Resource Polygons Zone 1

长 坑 金 矿
1 号 矿 体 储 量 计 算 平 面 图

Plan View of Resource Polygons Zone 2

长坑金矿2号矿体储量计算平面图

General Legend for property geobgy

Q	Quaternary Alluvial Deposit
E	Lower Tertiary Conglomerate, Sandstone, Silts and Mudstone
K1bz	Lower Creteaceous Conglomerate, Sandstone, Silts and Thin Bedded Mudstone

Upper Triassic Clastics

T_3xs	Conglomerate, Sandstone, Silts and Mudstone
T_3xly	Conglomerate, Sandstone, Mudstone and Silty-mudstone
T_3xf	Mudstone, argillaceous Siltstone
T_3xd	Conglomerate, Diaictite sandstone, Shale siltstone, Coal layer